Exhibit 99.1

7 June, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 6 June, 2012 it purchased for cancellation 15,000 Ordinary Shares, at an average price of $21.1640.

Following the cancellation of these shares, the Company will have 59,857,141 Ordinary Shares in issue.